UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

GoNetgen.com, Inc.

(full Name of Registrant)

FORM 12b-25

SEC FILE NUMBER

[0-23532]

NOTIFICATION OF LATE FILING CUSIP NUMBER: 641112 10 7

(Check One): [ ]Form 10-KSB [ ] Form 20-F [ ]Form 11-K [ ] Form 10QSB [X] Form N-SAR [ ]

For Period Ended: September 30, 2000

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

GoNetgen.com, Inc.

Former Name if Applicable: N/A

1481 South Military Trail, Suite 12

Address of  Principal Executive Office (Street and Number)

West Palm Beach, FL 33415   561-649-3901

City, State,  Zip Code and Telephone

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

PART III - NARRATIVE

As a result of sudden passing of our president and chief executive officer, the appointment of new management and the relocation of our offices, we have been unable to timely complete the financial statements for during the quarter ending September 30, 2000 without unreasonable effort and expense. We fully anticipate that our Form 10-QSB with financial statements for the period ended September 30, 2000 will be filed on or before the fifth calendar day following the prescribed date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Doug Meyers

(Name)

561-649-3901

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GoNetgen.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Doug Meyers, President
Date: November 14, 2000
By /s/ Doug Meyers
President